Exhibit 99.1

XORTX Therapeutics Receives Final Approval
to List on the TSX Venture Exchange

CALGARY, AB – November 2, 2021– XORTX Therapeutics Inc. ("XORTX" or the “Company”) (CSE: XRX | NASDAQ: XRTX), a pharmaceutical therapeutics company focused on developing innovative therapies to treat progressive kidney disease, is pleased to announce that it has received final approval from the TSX Venture Exchange (the “TSXV”) to list its common shares on the TSXV effective as of the open of market on November 4, 2021 under the share symbol XRTX.

Dr. Allen Davidoff, XORTX’s President and CEO stated, “Listing on the TSXV is another significant milestone for the Company. This listing will further increase the Company’s visibility and access to domestic and institutional investors.”

In connection with the listing of the common shares on the TSXV, the Company has submitted a request to voluntarily delist its common shares from the Canadian Securities Exchange (the “CSE”). Such delisting is expected to be effective on or shortly after the date the common shares commence trading on the TSXV.

Shareholders are not required to exchange their share certificates or take any other action in connection with the TSXV listing, as there will be no change in the trading symbol or CUSIP for the common shares.

About XORTX Therapeutics Inc.

XORTX Therapeutics Inc. is a pharmaceutical company with two clinically advanced products in development – XRx-008 for Autosomal Dominant Polycystic Kidney Disease (ADPKD), XRx-101 for acute kidney injury associated with Coronavirus / COVID-19 infection and XRx-225 is a pre-clinical stage program for Type 2 Diabetic Nephropathy (T2DN). XORTX is working to advance its clinical development stage products that target aberrant purine metabolism and xanthine oxidase to decrease or inhibit production of uric acid. At XORTX Therapeutics, we are dedicated to developing medications to improve the quality of life and future health of patients. Additional information on XORTX Therapeutics is available at www.xortx.com.

For further information, please contact:

Allen Davidoff, CEO	Nick Rigopulos, Director of Communications
adavidoff@xortx.com or +1 403 455 7727	nick@alpineequityadv.com or +1 617 901 0785

Dr. David Sans, Head of Corporate Development in New York City
dsans123@xortx.com or +1 347 573 0541

The CSE and Nasdaq have neither approved nor disapproved the contents of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Forward Looking Statements

This press release contains express or implied forward-looking statements pursuant to Canadian and United Stated securities laws. These forward-looking statements and their implications are based on the current expectations of the management of XORTX only, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including statements about the Company’s common shares being listed on the TSXV and delisted from the CSE. Except as otherwise required by law, XORTX undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting XORTX is included in the Company’s Management Discussion and Analysis for the year ended December 31, 2020 and the second quarter ended June 30, 2021, which are available at www.sedar.com and also under the heading “Risk Factors” in XORTX’s Registration Statement on Form F-1 filed with the SEC, which is available on the SEC's website, www.sec.gov.